UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 9, 2023

Commission File Number: 001-40286
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Arrival
(Exact Name of Registrant as Specified in Its Charter)
____________________
Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 9, 2023, Arrival (the “Company”) issued a press release announcing the Q4 Earnings. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on March 9, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By     /s/ John Wozniak
Name:     John Wozniak
Title:     Chief Financial Officer
Dated: March 9, 2023

Exhibit 99.1

Arrival’s Preliminary Fourth Quarter and Full Year 2022 Financial Results
Ended Q4 with $205 Million of Cash on Hand
Business Update will be held Monday, March 13, 2022 at 4:30 P.M.

Luxembourg, March 9, 2023 - Arrival (NASDAQ: ARVL), inventor of a unique new method of design and production of electric vehicles (EVs) by local Microfactories, today reported preliminary financial results for the fourth quarter and full year ended December 31, 2022.

The Company will conduct its business update webinar after markets close on Monday, March 13, 2023 at 4:30 P.M. Eastern Time. The business update is being held at that time to allow the Company to potentially finalize a transaction which, if consummated, would provide additional liquidity and further extend its runway. The link to register for the webinar can be found at investors.arrival.com under Events.

Fourth Quarter 2022 Preliminary Unaudited Financial Results

•Loss for Q4 of $588 - $597 million, compared to a loss of $67 million in the fourth quarter of 2021. This loss in Q4 2022 includes non-cash impairment charges and write-offs of approximately $406 million.
•Adjusted EBITDA loss for the fourth quarter of $162 - $172 million, compared to an adjusted EBITDA loss of $85 million in the fourth quarter of 2021. The increase quarter over quarter is due to an increase in the amount of salaries and contractor costs not capitalized in Q4 2022 vs Q4 2021 of approximately $70 million and an increase in parts and subassemblies spend of approximately $25 million offset by a non-recurring listing fee of approximately $20 million in the fourth quarter 2021.
•Administrative expenses in Q4 of approximately $133 million and non-capitalized R&D expenses of approximately $31 million, compared to administrative expenses of $43 million and non-capitalized R&D expenses of $28 million in the fourth quarter of 2021.
•Capital expenditure for the quarter, including tangible and intangible purchases, of $25 million, compared to $104 million in the fourth quarter of 2021. Capital expenditure for intangible and tangible assets decreased by $42 million and $37 million respectively.
•In Q4, the cash balance reduced by $126 million to $205 million. Primary uses of cash were related to working capital spend of $104 million, repayment on interest on loans and lease liabilities of $11 million, capex spend and other operational expenses.
•Cash and cash equivalents were approximately $205 million as of December 31, 2022.
•Shares outstanding totaled 638,050,175 and weighted average shares outstanding in Q4 totaled 631,256,324 as of December 31, 2022.

Full Year 2022 Preliminary Unaudited Financial Results

•Expected Loss for the year of $998 - $1,008 million compared to a loss of $1,304 million in 2021. The full-year 2021 loss includes a one-time non-cash charge of $1,205 million1 (€1.0 billion) associated with the merger of Arrival and CIIG.
•Expected adjusted EBITDA loss for the year of $379 - $380 million, compared to an adjusted EBITDA loss of $203 million in 2021. The increase year over year is due to an increase in the amount of salaries and contractor costs not capitalized in 2022 compared to 2021 of approximately $102 million and an increase in parts and subassemblies spend of approximately $38 million.
•Expected capital expenditure, including tangible and intangible purchases, for the year of $245 million, compared to $291 million in 2021.

Preliminary Financial Data
The preliminary financial information included in this release is subject to completion of Arrival’s year-end close procedures and further financial review. As a result, the preliminary results reflect Arrival’s preliminary estimate with respect to such information, based on information currently available to management, and may differ from Arrival’s actual financial results as of and for the quarter and full year ended December 31, 2022. These preliminary estimates should not be viewed as a substitute for full financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), and they should not be viewed as indicative of our results for any future period.
Webcast Information

Arrival will host a Zoom webinar at 4:30 P.M. Eastern Time on Monday, March 13, 2023, to discuss its fourth quarter and full year 2022 financial results and business update. The live webcast will be accessible on the Company’s website at investors.arrival.com. A webcast replay will be available approximately two hours after the conclusion of the live event.

Non-IFRS Financial Measures

This press release includes Adjusted EBITDA which Arrival utilizes to assess the financial performance of its business that is not a measure recognized under IFRS. This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. “Adjusted EBITDA” represents earnings before interest, tax, depreciation and amortization, adjusted for impairment of intangible assets and financial assets, share option expenses, listing expenses, fair value adjustments on Warrants, reversal of difference between fair value and nominal value of loans that got settled during the period, fair value movement of embedded derivative, realized and unrealized foreign exchange gains/losses and transaction bonuses. For a reconciliation of Adjusted EBITDA to Operating loss, see the reconciliation table included later in this press release.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service best-ever electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release refers to a potential transaction which is currently under negotiation. There can be no assurance that such transaction can be entered into or consummated on any particular timetable or at all. Statements regarding such potential transaction are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Media Contacts For Arrival
Media
pr@arrival.com
Investors
ir@arrival.com

1 Exchange rate for the years ended December 2021 based on average daily EUR/USD 0.8458 from January 1, 2021 to December 31, 2021

Preliminary Reconciliation of Net Loss to Non-IFRS measures

in thousands of US$	Twelve months ended December 31, 2022		Twelve months ended December 31, 2021	Three months ended December 31, 2022		Three months ended December 31, 2021
	High	Low		High	Low
(Loss) for the period	(1,007,608)	(997,847)	(1,304,381)	(597,333)	(587,572)	(66,519)
Interest expense/ (income), net	15,748	15,748	141	417	417	4,544
Tax expense/ (income)	648	648	7,515	(3,182)	(3,182)	(1,074)
Depreciation and amortization	59,793	59,793	24,337	26,350	26,350	7,623
EBITDA	(931,419)	(921,658)	(1,272,388)	(573,748)	(563,987)	(55,426)
Impairment losses and write-offs (7)	693,649	685,201	39,378	405,438	405,677	36,934
Share option expense	2,045	2,045	2,668	(8,180)	(8,180)	(949)
Listing expense (1)	—	—	1,168,515	—	—	(19,820)
Fair value of warrants including intrinsic value of warrants redeemed and outstanding (2)	(3,460)	(3,460)	(122,299)	(78)	(78)	(5,692)
Fair value movement of embedded derivative (5)	(118,480)	(118,480)	(35,448)	(4,680)	(4,680)	(35,448)
Fair value movements on employee loans including changes in estimates re repayment dates (4)	11,861	11,861	6,038	5,865	5,865	(5)
Reversal of difference between fair value and nominal value of loans that got repaid/ settled (3)	(295)	(295)	(1,906)	—	—	(1,906)
Foreign exchange (gain)/loss, net	(33,809)	(33,809)	(2,328)	3,225	3,225	(1,218)
Transaction bonuses (6)	—	—	14,900	—	—	(1,162)
Adjusted EBITDA	(379,908)	(378,595)	(202,870)	(172,158)	(162,158)	(84,692)

Note: The results for the twelve months to December 31, 2022 reflects the analysis of change in presentational currency. Prior year figures have also been restated into US$
I(thousands).

(1) During the prior period ended December 31, 2021, as a result of the conclusion of the merger with CIIG, Arrival issued shares and warrants to CIIG shareholders, comprised of the fair value of the Company’s shares that were issued to CIIG shareholders, and in exchange, the Company received the identifiable net assets held by CIIG. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time non-cash charge as a result of the transaction, in the amount of €1.0 billion (c.$1,205 million), is recognized as a share listing expense presented as part of the operating results within the consolidated statement of profit or loss. Listing expense also includes USD $19.8 million of other related transaction expenses.
(2) Warrants are fair valued as of the balance sheet date. The change in value is recorded in the consolidated statement of profit or loss.
(3) Employee loans initially recognized at their fair value are amortized over the period in which they are expected to be repaid. Employee loans, which get repaid/settled at an earlier date than what was initially anticipated results in gain in the consolidated statement of profit or loss.
(4)The Group has re-financed some loans given to employees in April 2022. As per IFRS 9 the the difference between the fair value of the new loans and the carrying amount has been recognized in the consolidated statement of profit or loss
(5) An embedded derivative is a component of a hybrid contract that also includes a non-derivative host. The Company has recognised the embedded derivative as part of the convertible notes issued in November 2021 which is fair valued as at balance sheet date for the twelve months ended December 31, 2022.
(6) Following the successful merger with CIIG certain executive officers of the Group received a one time bonus. This is included in administrative expenses in the consolidated statement of profit or loss in the prior period of twelve months ended December 31, 2021.
(7) Impairment losses and write-offs include internally developed intangible assets, tangible assets impaired as a result of business reorganization and write-offs of aged batteries cells and related prepayments, impairment for lease locations no longer utilized by the Group and impairment on assets as a result of stopping operations in Russia.